David Lubin & Associates, PLLC

108 S. Franklin Avenue

Suite 10

Valley Stream, New York 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

david@dlubinassociates.com

March 11, 2016

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gabriel Eckstein, Staff Attorney

Re:	ehāve, Inc. (formerly known as 2304101 Ontario Inc.)
Registration Statement on Form F-1/A filed January 28, 2016 File No. 333-207107

Dear Mr. Eckstein:

On behalf of ehāve, Inc. (formerly known as 2304101 Ontario Inc.) (the "Company"), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 5 to Registration Statement on Form F-1/A (the "Amendment") in response to the Commission's comment letter, dated February 17, 2016, with reference to the Company's registration statement on Form F-1 (the "Registration Statement") filed with the Commission on January 28, 2016.

In addition to the Amendment, the Company responds to the Commission's comments as follows:

Financial Statements, page F-2

1. We note that your audited financial statements are over 12 months at the time of your filing. Please note that the audited financial statements in initial public offerings must be no more than 12 months old at the time of filing and upon the effectiveness of the registration statement. We refer you to Item 8.A.4 of Form 20-F and Item 4.a of Form F-1. Please revise accordingly.

Response: The Amendment has been revised to include the Company's audited financial statements for the year ended December 31, 2015.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment, as well as the related acceleration request. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours, /s/ David Lubin David Lubin

cc: Scott Woodrow